Exhibit 99.1

SYSWIN Announces Senior Management Promotions to Enhance
Regional Management Structure and Optimize Operational Efficiency

Beijing, January 17, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading provider of primary real estate services in China, today announces two senior regional management promotions as part of the Company’s new strategic operational initiatives aimed at aligning its entire China business structure to better serve clients, strengthen its competitive cost structure and boost profitability.

Mr. Peng Zhang was promoted to Vice President and General Manager of the North China region, and Mr. Jianhua Liao was promoted to Assistant Vice President and General Manager of the West China region. Both Mr. Zhang and Mr. Liao will report directly to the CEO and Director of SYSWIN, Mr. Liangsheng Chen. Mr. Zhang has over 13 years’ experience in the real estate sector, he joined SYSWIN in 2003, focused on servicing key clients. Mr. Liao joined SYSWIN in 2008 and has over 14 years’ experience in customer relationship and marketing.

In addition, SYSWIN’s senior management has enhanced the regional structure to meet the challenging market conditions and solidify its leading positions to capitalize opportunities in the North China region and West China region, two of the key regions for SYSWIN.

The restructuring plan has two main goals. Firstly, it aims at identifying areas where SYSWIN can minimize operating costs and enhance inter-office integration to improve efficiency in its regional structure.

In this regards, the Company conducted a comprehensive review of the current organizational alignment and processes in its branch offices, and has strategically consolidated its North China branch offices in Beijing, Tianjin, Tangshan, Qinhuangdao, Shenyang, Dalian, Taiyuan, Qingdao, Jinan, Yantai, Yinchuan and Hohhot into one regional head office in Beijing. SYSWIN has also consolidated its West China branch offices, inclusive of Chengdu, Chongqing, Guiyang and Xian.

Mr. Zhang and Mr. Liao is expected to lead these two regional offices, respectively, with support from functional teams at headquarters to provide cross-office services such as project evaluation including pre-project feasibility analysis, contract management, resources allocation and post-project assessment, key client services and internal administrative management such as headquarters reporting and business analysis. The centralized structure not only gives our clients prompt and seamless services, but also aligns all branch offices closely to provide flexibility in the sharing of resources, such as the sales force and database.

The strengthened vertical operational functions, such as human resources, finance and quality control, are expected to enhance efficiency, eliminate errors and lower costs. As of the end of December 2011, SYSWIN has reduced approximately 11% of its headcount from approximately 4,400 at the end of September 2011 but at the same time increased productivity by approximately 30 projects from 135 projects as of the same period.

The second goal is to achieve optimization of project profitability through a systematic pre-project assessment and a feasibility analysis to minimize risks and lower staff-to-cost ratio.

SYSWIN has established various mechanisms to optimize project profitability. The Company has fully leveraged its regional offices’ capability through centralized contracts reviews, assessment and approval processes at the regional offices and headquarters levels. A more streamlined structure will not only help accelerate the decision-making process, but also help reduce administrative costs.

SYSWIN has also established a system to assess profitability of projects by identifying project-based cost-reduction drivers based on some pre-determined fixed and variable costs analysis. The unified project assessment approach will ensure the Company focuses its efforts on projects with high profitability.

“SYSWIN has led the real estate brokerage services in many markets in China. This restructuring will enhance our market leadership by bringing us closer to our key clients, making us more responsive to their needs and more efficient in delivering our services,” said Mr. Liangsheng Chen, CEO and Director of SYSWIN. “We will further integrate the East and South China regional offices to optimize our operating structure in order to achieve scalability. The Company’s long-term strategic moves, along with disciplined cost-management measures, will not only improve our financial flexibility, but will also help to drive value for our shareholders. Last but not the least, we are committed to continue to grow steadily with a strong sense of responsibility to monitor market changes and adjust our plans accordingly.”

About SYSWIN

The Company began to focus on providing primary real estate services in the second half of 2004 and believes it is a leading primary real estate service provider in China. The Company has operations in 26 cities throughout China. It primarily provides real estate sales agency services to property developers on new residential properties with net revenue derived from such sales agency services representing 96.8% of the Company’s total net revenue in 2010. Capitalizing on the experience and capabilities initially gained in Beijing, the Company has replicated its success in a number of other markets. The Company focuses on servicing its key clients and tailors its services to meet client demands. As a result, the Company has been successful in generating repeat business and increasing business from its major clients. Out of China’s top 30 developers (including those that do not use sales agency services), according to China Index Academy, 14 are or have previously been clients of the Company. Clients include some of the most well-recognized nationwide developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Cautionary Note About Forward-looking Statements:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

Contact:

SYSWIN Inc.

Wen Fan

T: +86-10-8472-8783

E: ir@syswin.com